Filed pursuant to 424(b)(3)

Registration Number 333-135029

PROSPECTUS

SPECTRUM PHARMACEUTICALS, INC.

1,550,134 SHARES OF COMMON STOCK

120,000 SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF A WARRANT

The shares of common stock and shares of common stock issuable upon exercise of a warrant of Spectrum Pharmaceuticals, Inc., or the Company, covered by this prospectus may be offered and sold to the public by the selling stockholders, from time to time, in one or more offerings. We will not receive any of the proceeds from such sales.

The 1,550,134 shares of common stock represent one-third of the 4,650,400 shares potentially issuable to selling stockholders pursuant to an asset purchase agreement, dated as of March 17, 2006, between the Company, Targent Inc. (n/k/a Targent LLC) and certain stockholders of Targent, and includes 200,000 shares of our common stock issued to a selling stockholder and 1,350,134 additional shares of our common stock that are contingently issuable to selling stockholders upon the achievement of certain regulatory and sales milestones. At the option of the Company, certain of such milestone obligations under the asset purchase agreement may be paid by the Company in cash or by issuing shares of the Company’s common stock having a value on the date of the milestone, determined as provided in the asset purchase agreement, equal to the cash payment amount.

This prospectus provides you with a general description of the shares that may be offered under this prospectus. Each time a selling stockholder offers to sell shares pursuant to this prospectus, the selling stockholder will provide a prospectus supplement that will contain specific information about the terms of that offering. You should carefully read this prospectus and any applicable prospectus supplement before you decide to invest in these securities.

Our common stock is traded on the NASDAQ National Market under the symbol “SPPI.” On August 18, 2006, the closing price of our common stock was $3.55.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 21, 2006

ABOUT THIS PROSPECTUS

This prospectus is part of the Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf process, the selling stockholders may from time to time offer and sell up to 1,550,134 shares of our common stock and 120,000 shares of our common stock issuable upon exercise of a warrant described in this prospectus in one or more offerings. This prospectus provides you with a general description of the shares that the selling stockholders may offer hereunder. See “Selling Stockholders.” Each time the selling stockholders use this prospectus to offer shares of common stock, the selling stockholders will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus, including without limitation, adding additional selling stockholders. You should read both this prospectus and any prospectus supplement, together with additional information described below under the heading “Where You Can Find More Information.”

As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in this prospectus about the provisions or contents of any contract, agreement or any other document are not necessarily complete. For each of these contracts, agreements or documents filed as an exhibit to the registration statement, we refer you to the actual exhibit for a more complete description of the matters involved. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of those documents. For further information about us or the securities offered under this prospectus, you should refer to the registration statement, which you can obtain from the SEC as described below under the heading “Where You Can Find More Information.”

References in this prospectus to “we,” “us,” “our,” or the “Company” refer to Spectrum Pharmaceuticals, Inc.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders will not make an offer of these securities in any jurisdiction where it is unlawful. You should assume that the information in this prospectus or any prospectus supplement, as well as the information we have previously filed with the SEC and incorporated by reference in this prospectus, is accurate only as of the date of the documents containing the information.

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ABOUT SPECTRUM PHARMACEUTICALS, INC.

Spectrum Pharmaceuticals, Inc. is a pharmaceutical company engaged in the business of acquiring, developing and commercializing prescription drugs for various indications. While we directly own certain patent rights, the drugs we are currently developing, which are focused on the treatment of cancer and other unmet medical needs, are in-licensed from third parties whereby we acquired rights to develop and commercialize those compounds in territories specified in the agreements. We are also actively seeking FDA approval for marketing generic versions of branded drugs whose patent protection has either already expired, or is scheduled to expire in the foreseeable future. We currently have three generic products approved by the FDA for marketing in the United States, ciprofloxacin tablets, fluconazole tablets, and carboplatin injection. In addition, we have a few neurology compounds that we may out-license to third parties for further development.

New drug development is an inherently uncertain, lengthy and expensive process. We focus our research and development efforts principally on clinical stage drug candidates, for which the primary expenses relate to the conduct of clinical trials necessary to demonstrate to the satisfaction of the FDA, and other regulatory authorities in the United States and other countries, that the products are both safe and effective in their respective indications and that they can be produced by a validated consistent manufacturing process. The number, size, scope and timing of the clinical trials necessary to bring a product candidate to development completion and commercialization cannot readily be determined at an early stage, nor, given the timelines of the trials extending over periods of years, can future costs be estimated with precision. While generic drug development is also subject to approval by regulatory authorities, the costs and timelines of development completion and commercialization can be significantly shorter, and compared to new drug development, relatively less uncertain and less expensive.

Our primary business focus for 2006, and beyond, will be to continue to acquire, develop and commercialize a portfolio of marketable prescription drug products with a mix of near-term and long-term revenue potential. As of the date of filing this report, we had nine proprietary drug product candidates under development: satraplatin, levofolinic acid, or LFA, EOquin™, elsamitrucin, ozarelix, lucanthone, RenaZorb™, SPI-1620 and SPI-205.

We have incurred losses in every year of our existence and may continue to incur operating losses for the next several years. We have never generated significant revenues from product sales and we may never generate significant revenue sales of products or become profitable. In addition, even if we eventually generate significant revenues from sales, we still may continue to incur losses over the next several years.

The pharmaceutical marketplace in which we operate is highly competitive, and includes many large, well-established companies pursuing treatments for the applications we are pursuing. See “Risk Factors” below.

Our executive offices are located at 157 Technology Drive, Irvine, California 92618. Our telephone number is (949) 788-6700. Our web site address is www.spectrumpharm.com. Information contained in our web site does not constitute part of this prospectus.

The Offering

Under this prospectus, the selling stockholders may, from time to time, sell up to 1,550,134 shares of our common stock and 120,000 shares of our common stock issuable upon exercise of a warrant described in this prospectus in one or more offerings. See “Plan of Distribution” below.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider the risks described below and the other information contained in this prospectus carefully before deciding to invest in our securities. If any of the following risks actually occur, our business, financial condition and operating results would be harmed. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment.

Risks Related to Our Business

Our losses will continue to increase as we expand our development efforts, and our efforts may never result in profitability.

Our cumulative losses since our inception in 1987 through June 30, 2006 were in excess of $190 million. We lost approximately $19 million in 2005, $12 million in 2004, and $10 million in 2003, and approximately $15 million in the six-month period ended June 30, 2006. We expect to continue to incur losses in the future, particularly as we continue to invest in the development of our drug product candidates, acquire additional drug candidates and expand the scope of our operations. We have received FDA approval to market three generic drug products, ciprofloxacin tablets, fluconazole tablets and carboplatin injection, in the United States and recorded modest revenue in 2004 and 2005. However, we may never achieve significant revenues from sales of products or become profitable. Even if we eventually generate significant revenues from sales, we still may continue to incur losses over the next several years.

Our business does not generate the cash needed to finance our ongoing operations and therefore, we may need to continue to raise additional capital.

Our current business operations do not generate sufficient operating cash to finance the clinical development of our drug product candidates. We have historically relied primarily on raising capital through the sale of our securities and out-licensing our drug candidates and technology to meet our financial needs. While anticipated profits from the sale of generic drugs, if we are successful in generating significant revenues from generics, may help defray some of the expenses of operating our business, we believe that in order to prepare the Company for continued future drug product development and acquisition, and to capitalize on growth opportunities, we may need to continue to raise funds through public or private financings.

We may not be able to raise additional capital on favorable terms, if at all. Accordingly, we may be forced to significantly change our business plans and restructure our operations to conserve cash, which would likely involve out-licensing or selling some or all of our intellectual, technological and tangible property not presently contemplated and at terms that we believe would not be favorable to us, and/or reducing the scope and nature of our currently planned drug development activities. An inability to raise additional capital would also impact our ability to expand operations.

Clinical trials may fail to demonstrate the safety and efficacy of our proprietary drug candidates, which could prevent or significantly delay obtaining regulatory approval.

Prior to receiving approval to commercialize any of our proprietary drug candidates, we must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA and other regulatory authorities in the United States and other countries, that each of the products is both safe and effective. For each product candidate, we will need to demonstrate its efficacy and monitor its safety throughout the process. If such development is unsuccessful, our business and reputation would be harmed and our stock price would be adversely affected.

All of our product candidates are prone to the risks of failure inherent in drug development. The results of pre-clinical studies and early-stage clinical trials of our product candidates do not necessarily predict the results of later-stage clinical trials. Later-stage clinical trials may fail to demonstrate that a product candidate is safe and effective despite having progressed through initial clinical testing. Even if we believe the data collected from clinical trials of our drug candidates are promising, such data may not be sufficient to support approval by the FDA or any other United States or foreign regulatory approval. Pre-clinical and clinical data can be interpreted in different ways.

Accordingly, FDA officials could interpret such data in different ways than we or our partners do, which could delay, limit or prevent regulatory approval. The FDA, other regulatory authorities, our institutional review boards, our contract research organizations, or we may suspend or terminate our clinical trials for our drug candidates. Any failure or significant delay in completing clinical trials for our product candidates, or in receiving regulatory approval for the sale of any drugs resulting from our drug candidates, may severely harm our business and reputation. Even if we receive FDA and other regulatory approvals, our product candidates may later exhibit adverse effects that may limit or prevent their widespread use, may cause the FDA to revoke, suspend or limit their approval, or may force us to withdraw products derived from those candidates from the market.

Our proprietary drug candidates, their target indications, and status of development are summarized in the following table:

Drug Candidate	Target Indication	Development Status

Satraplatin	Hormone Refractory Prostate Cancer	Late phase 3; rolling NDA submission has begun

	Metastatic breast cancer	Phase 2

	With Taxol® in advanced Non-small Cell Lung Cancer	Phase 2

	With Tarceva® in inoperable advanced Non-small Cell Lung Cancer	Phase 2

	With radiation therapy in Non-small Cell Lung Cancer	Phase 1/2

	With Taxotere® in advanced solid tumors	Phase 1

	With Xeloda® in advanced solid tumors	Phase 1

Levofolinic acid (LFA)	Osteogenic Sarcoma	NDA on file with FDA; CMC responses pending

Colorectal Cancer

EOquin™	Superficial Bladder Cancer	Phase 2 completed; end of phase 2 meeting held with the FDA; IND filed; Pilot Safety Study initiated

Elsamitrucin	Refractory non-Hodgkin’s Lymphoma	Phase 2

Ozarelix (formerly SPI-153)	Hormone Dependent Prostate Cancer	Phase 2

	Benign Prostatic Hypertrophy	Phase 2

Lucanthone	Radiation Sensitizer for Brain Tumors and Brain Metastases	Phase 2

RenaZorb™	Hyperphosphatemia in End-stage Renal Disease	Pre-clinical

SPI-1620	Adjunct to Chemotherapy	Pre-clinical

SPI-205	Chemotherapy Induced Neuropathy	Pre-clinical

The development of our drug candidate, satraplatin, depends on the efforts of a third party and, therefore, its eventual success or commercial viability is largely beyond our control.

In 2002, we entered into a co-development and license agreement with GPC Biotech AG for the worldwide development and commercialization of our lead drug candidate, satraplatin. GPC Biotech has agreed to fully fund development and commercialization expenses for satraplatin. We do not have control over the drug development process and therefore the success of our lead drug candidate depends upon the efforts of GPC Biotech and its new sublicensee, Pharmion Corporation. GPC Biotech and Pharmion Corporation may not be successful in the clinical development of the drug, the achievement of any additional milestones such as the acceptance of a New Drug Application, or NDA, filing by the FDA, or the eventual commercialization of satraplatin.

We may not be able to obtain co-promotion rights in the United States with regard to our drug candidate, satraplatin, under our co-development and license agreement with GPC Biotech AG which may adversely affect our ability to timely establish our own sales force in the United States, if and when we choose to do so.

Pursuant to the terms of our co-development and license agreement with GPC Biotech, in the event GPC Biotech determines to market satraplatin itself within the United States, we will have the right to co-promote satraplatin in the United States with GPC Biotech pursuant to terms to be negotiated by both parties. If GPC Biotech grants rights to a third party to market satraplatin in the United States, then GPC Biotech is only obligated to use commercially reasonable efforts to obtain co-promotion rights for us with such third party. Therefore, we may not be able to obtain co-promotion rights for satraplatin in the United States, which may adversely affect our ability to timely establish our own sales force in the United States, if and when we choose to do so.

The development of our drug candidate, ozarelix, may be adversely affected if the development efforts of Zentaris GmbH who retained certain rights to the product, are not successful.

Zentaris GmbH licensed the rights to us to develop and market ozarelix in the United States, Canada, Mexico and India. Zentaris, or its licensees may conduct their own clinical trials on ozarelix for regulatory approval in other parts of the world. We will not have control over Zentaris’ efforts in this area and our own development efforts for ozarelix may be adversely impacted if their efforts are not successful.

The eventual FDA approval and subsequent marketing and sale of our drug candidate levofolinic acid, or LFA, may be adversely affected by the marketing and sale efforts of third parties who sell LFA outside North America.

We have only licensed the rights to develop, market and sell LFA in North America. Other companies, such as Wyeth and Sanofi-Aventis Inc., market and sell LFA in other parts of the world. If, as a result of their actions, negative publicity is associated with LFA, our own efforts to successfully receive FDA approval for, and subsequently, market and sell LFA, may be adversely impacted.

Our proprietary drug candidate LFA may not be more effective, safer or more cost efficient than competing drugs and otherwise may not have any competitive advantage, which could hinder our ability to successfully commercialize it.

LFA is the pure active isomer of calcium leucovorin, a component of “standard of care” 5-FU containing regimens for the treatment of colorectal cancer and other malignancies. Leucovorin has been sold as a generic product on the market for a number of years. There are a number of generic companies currently selling the product. Even if LFA ultimately receives FDA approval, it may not have better efficacy in treating the target indication or a more favorable side-effect profile than generic leucovorin. If we are not able to demonstrate a competitive advantage over generic leucovorin, we may not be able to obtain a price premium over generic leucovorin. If we are not able to obtain a price premium, we may not be able to manufacture LFA in a cost efficient manner or at a cost below the generic leucovorin cost price. Also, LFA will be offered as part of a treatment regimen, and that regimen may change to exclude LFA. Accordingly, even if FDA approval is obtained for LFA, it may not gain acceptance by the medical field or become commercially successful.

From time to time we may need to license patents, intellectual property and proprietary technologies from third parties, which may be difficult or expensive to obtain.

We may need to obtain licenses to patents and other proprietary rights held by third parties to successfully develop, manufacture and market our drug products. As an example, it may be necessary to use a third party’s proprietary technology to reformulate one of our drug products in order to improve upon the capabilities of the drug product. If we are unable to timely obtain these licenses on reasonable terms, our ability to commercially exploit our drug products may be inhibited or prevented.

The inability to retain and attract key personnel could significantly hinder our growth strategy and might cause our business to fail.

Our success depends upon the contributions of our key management and scientific personnel, especially Dr. Rajesh C. Shrotriya, our Chairman, President and Chief Executive Officer and Dr. Luigi Lenaz, our Chief Scientific Officer. Dr. Shrotriya has been President since 2000 and Chief Executive Officer since 2002, and has spearheaded the major changes in our business strategy and coordinated our structural reorganization. Dr. Lenaz has been President of our Oncology Division from November 2000 to February 2005 and Chief Scientific Officer since February 2005, and has played a key role in the identification and development of our proprietary drug candidates. The loss of the services of Dr. Shrotriya, Dr. Lenaz or any other key personnel could delay or preclude us from achieving our business objectives. Dr. Shrotriya has an employment agreement with us that will expire on December 31, 2006, with automatic one-year renewals thereafter unless we, or Dr. Shrotriya, give notice of intent not to renew at least 90 days in advance of the renewal date. Dr. Lenaz has an employment agreement with us that will expire on July 1, 2007, with automatic one-year renewals thereafter unless we, or Dr. Lenaz, give notice of intent not to renew at least 90 days in advance of the renewal date.

We also may need substantial additional expertise in marketing, pharmaceutical drug development and other areas in order to achieve our business objectives. Competition for qualified personnel among pharmaceutical companies is intense, and the loss of key personnel, or the delay or inability to attract and retain the additional skilled personnel required for the expansion of our business, could significantly damage our business.

Our collaborations with outside scientists may be subject to change, which could limit our access to their expertise.

We work with scientific advisors and collaborators at academic research institutions. These scientists are not our employees and may have other commitments that would limit their availability to us. If a conflict of interest between their work for us and their work for another entity arises, we may lose their services. Although our scientific advisors and academic collaborators sign agreements not to disclose our confidential information, it is possible that some of our valuable proprietary knowledge may become publicly known through them.

We are dependent on third parties for manufacturing and may be for the marketing of our proposed proprietary products. If we are not able to secure favorable arrangements with such third parties, our business and financial condition could be harmed.

We will not manufacture any of our proposed proprietary products for commercial sale nor do we have the resources necessary to do so. In addition, we currently do not have the capability to market our drug products ourselves. We intend to contract with larger pharmaceutical companies to manufacture our proposed proprietary products. In connection with our efforts to commercialize our proposed proprietary products, we may seek to secure favorable arrangements with third parties to promote and market our proposed proprietary products. If we are not able to secure favorable commercial terms or arrangements with third parties for marketing and promotion of our proposed proprietary products, we may choose to retain promotional and marketing rights and seek to develop the commercial resources necessary to promote or co-promote or co-market certain or all of our proprietary drug candidates to the appropriate channels of distribution in order to reach the specific medical market that we are targeting. We may not be able to enter into any partnering arrangements on this or any other basis. If we are not able to secure favorable partnering arrangements, or are unable to develop the appropriate resources necessary for the commercialization of our proposed proprietary products, our business and financial condition could be harmed. In addition, we will have to hire additional employees or consultants, since our current employees have limited experience in these areas. Sufficient employees with relevant skills may not be available to us. Any increase in the number of our employees would increase our expense level, and could have an adverse effect on our financial position.

In addition, we, or our potential commercial partners, may not successfully introduce our proposed proprietary products or our proposed proprietary products may not achieve acceptance by patients, health care providers and insurance companies. Further, it is possible that we may not be able to secure arrangements to manufacture and market our proposed proprietary products at favorable commercial terms that would permit us to make a profit. To the extent that corporate partners conduct clinical trials, we may not be able to control the design and conduct of these clinical trials.

We may rely on contract research organizations and other third parties to conduct clinical trials and, in such cases, we are unable to directly control the timing, conduct and expense of our clinical trials.

We may rely, in full or in part, on third parties to conduct our clinical trials. In such situations, we have less control over the conduct of our clinical trials, the timing and completion of the trials, the required reporting of adverse events and the management of data developed through the trial than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct our trials. We may experience unexpected cost increases that are beyond our control. Problems with the timeliness or quality of the work of a contract research organization may lead us to seek to terminate the relationship and use an alternative service provider. However, making this change may be costly and may delay our trials, and contractual restrictions may make such a change difficult or impossible. Additionally, it may be impossible to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost.

We may have conflicts with our partners that could delay or prevent the development or commercialization of our product candidates.

We may have conflicts with our partners, such as conflicts concerning the interpretation of preclinical or clinical data, the achievement of milestones, the interpretation of contractual obligations, payments for services, development obligations or the ownership of intellectual property developed during our collaboration. If any conflicts arise with any of our partners, such partner may act in a manner that is adverse to our best interests. Any such disagreement could result in one or more of the following, each of which could delay or prevent the development or commercialization of our product candidates, and in turn prevent us from generating revenues:

•	unwillingness on the part of a partner to pay us milestone payments or royalties we believe are due to us under a collaboration;

•	uncertainty regarding ownership of intellectual property rights arising from our collaborative activities, which could prevent us from entering into additional collaborations;

•	unwillingness by the partner to cooperate in the development or manufacture of the product, including providing us with product data or materials;

•	unwillingness on the part of a partner to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities;

•	initiating of litigation or alternative dispute resolution options by either party to resolve the dispute; or

•	attempts by either party to terminate the agreement.

Our efforts to acquire or in-license and develop additional proprietary drug candidates may fail, which would limit our ability to grow our proprietary business.

The long-term success of our strategy depends in part on our ability to acquire or in-license drug candidates in addition to those drug candidates currently in our existing portfolio. We are actively seeking to acquire, or in-license, additional proprietary drug candidates that demonstrate the potential to be both medically and commercially viable. We have certain criteria that we are looking for in any drug candidate acquisition and we may not be successful in locating and acquiring, or in-licensing, additional desirable drug candidates on acceptable terms. In addition, many other large and small companies within the pharmaceutical and biotechnology industry seek to establish collaborative arrangements for product research and development, or otherwise acquire products in late-stage clinical development, in competition with us. We face additional competition from public and private research organizations, academic institutions and governmental agencies in establishing collaborative arrangements for product candidates in late-stage clinical development. Many of the companies and institutions that compete against us have substantially greater capital resources, research and development staffs and facilities than we have, and greater experience in conducting business development activities. These entities represent significant competition to us as we seek to expand our pipeline through the in-license or acquisition of compounds. Moreover, while it is not feasible to predict the actual cost of acquiring additional product candidates, that cost could be substantial and we may need to raise additional financing or issue additional equity securities, either of which may further dilute existing stockholders, in order to acquire new product candidates.

We are a small company relative to our principal competitors and our limited financial resources may limit our ability to develop and market our drug products.

Many companies, both public and private, including well-known pharmaceutical companies and smaller niche-focused companies, are developing products to treat many if not all of the diseases we are pursuing; or are currently distributing or may be developing generic drug products directly competitive to the generic drugs we intend to develop, market and distribute. Many of these companies have substantially greater financial, research and development, manufacturing, marketing and sales experience and resources than us. As a result, our competitors may be more successful than us in developing their products, obtaining regulatory approvals and marketing their products to consumers.

Competition for branded or proprietary drugs is less driven by price and is more focused on innovation in treatment of disease, advanced drug delivery and specific clinical benefits over competitive drug therapies. We have nine proprietary drug candidates currently under development. We may not be successful in any or all of these studies; or if successful, and if one or more of our proprietary drug candidates is approved by the FDA, we may encounter direct competition from other companies who may be developing products for similar or the same indications as our drug candidates. Companies that have products on the market or in research and development that target the same indications as our products target include Ardana Bioscience, Astra Zeneca LP, Amgen, Inc., Bayer AG, Bioniche Life Sciences Inc., Eli Lilly and Co., Ferring Pharmaceuticals, NeoRx Corporation, Genentech, Inc., Novartis Pharmaceuticals Corporation, Bristol-Myers Squibb Company, GlaxoSmithKline, Biogen-IDEC Pharmaceuticals, Inc., OSI Pharmaceuticals, Inc., Cephalon, Inc., Sanofi-Aventis Inc., Pfizer, Inc., AVI Biopharma, Inc., Chiron Corp., Genta Inc., Genzyme Corporation, Imclone Systems Incorporated, Millennium Pharmaceuticals, MGI Pharma, Inc., SuperGen, Inc., Shire Pharmaceuticals, TAP Pharmaceuticals, Inc., QLT Inc., Threshold Pharmaceuticals, Inc., Roche Pharmaceuticals, Schering-Plough, Johnson & Johnson and others who may be more advanced in development of competing drug candidates or are more established and are currently marketing products for the treatment of various indications that our drug candidates target. Many of our competitors are large and well capitalized companies focusing on a wide range of diseases and drug indications, and have substantially greater financial, research and development, marketing, human and other resources than we do. Furthermore, large pharmaceutical companies have significantly more experience than we do in pre-clinical testing, human clinical trials and regulatory approval procedures, among other things.

Our proprietary drug candidates may not be more effective, safer or more cost efficient than competing drugs and otherwise may not have any competitive advantage, which could hinder our ability to successfully commercialize our drug candidates.

Any proprietary product for which we obtain FDA approval must compete for market acceptance and market share. Drugs produced by other companies are currently on the market for each disease type we are pursuing. Even if one or more of our drug candidates ultimately received FDA approval, our drug candidates may not have better efficacy in treating the target indication than a competing drug, may not have a more favorable side-effect profile than a competing drug, may not be more cost efficient to manufacture or apply, or otherwise may not demonstrate a competitive advantage over competing therapies. Accordingly, even if FDA approval is obtained for one or more of our drug candidates, they may not gain acceptance by the medical field or become commercially successful.

We are dependent on a third party to market, sell and distribute our generic products.

In February 2006, we entered into a development and marketing agreement with Par Pharmaceutical Companies, Inc., whereby Par has agreed to market, sell and distribute our current and certain of our future generic products. While we have responsibility for all development activities associated with the generic drugs selected, we have certain input into the overall product selection, API supplier selection, quality and manufacturing, marketing and selling decisions for our generic drugs. Par has the ultimate responsibility for the selling and marketing of the generic drug products and therefore the success of our generic products depends upon the specific selling and marketing efforts undertaken by Par. Par may not be successful in the marketing of any of our generic products, which may adversely affect our ability to commercially exploit our generic drug products.

Intense competition from a large number of generic companies may make the marketing and sale of our generic drugs not commercially feasible and not profitable.

We will be competing against generic companies such as Teva Pharmaceuticals, Sandoz, Barr Laboratories, Mylan Laboratories Inc., Watson Pharmaceuticals, Inc., Genpharm, Dr. Reddy’s, Ranbaxy, American Pharmaceutical Partners, Bedford Laboratories, Mayne Pharmaceuticals and others. In addition, we anticipate that many foreign manufacturers will continue to enter the generic market due to low barriers to entry. These companies may have greater economies of scale in the production of their products and, in certain cases, may produce their own product supplies, such as active pharmaceutical ingredients, or can procure product supplies on more favorable terms which may provide significant cost and supply advantages to customers in the retail prescription market. We expect that the generic market will be competitive and will be largely dominated by the competitors listed above who will target many, if not all, of the same products for development as us.

Price and other competitive pressures may make the marketing and sale of our generic drugs not commercially feasible and not profitable.

The generic drug market in the United States is extremely competitive, characterized by many domestic and foreign participants and constant downward price pressure on generic drug prices. Consequently, margins are continually reduced and it is necessary to continually introduce new products to achieve and maintain profitability. We have only obtained regulatory approval for three of our generic drug candidates. While we have entered into agreements with third parties to manufacture the drug products for us, given the price volatility of the generic market, we believe it is imprudent to enter into definitive agreements on transfer prices with the manufacturers of our generic drug product candidates prior to FDA approval, and we do not expect to do so until we receive FDA approval and are ready to begin selling the generic drug products. Our ability to compete effectively in the generic drug market depends largely on our ability to obtain transfer price agreements that ensure a supply of our generic drug products at favorable prices. Even if we obtain regulatory approval to market our generic drug candidates in the United States, we may not be able to complete a transfer price arrangement with the manufacturers of the drug candidates that will allow us to market the generic drug products in the United States on terms favorable to us, or at all.

Failure to obtain timely approval of our generic product candidates by regulatory agencies, including the Food and Drug Administration, may make it difficult to capture enough market share to make a profit.

If we fail to obtain approval of our ANDAs from the FDA in a timely manner, preferably before the patent and any additional exclusivity granted by the FDA to the branded drug product expire, our profitability will be significantly affected due to the significant price erosion caused by the typically large number of the generic companies entering the market. We did not obtain approval of our ANDAs for ciprofloxacin tablets, fluconazole tablets and carboplatin injection prior to the expirations of the patents and exclusivities granted by the FDA to the corresponding branded products. Many other companies had received timely approval from the FDA to market the products, and, therefore, there was a significant reduction in the market price for the products by the time we entered the market. The patents and exclusivities for some of the other generic products for which we have filed ANDAs have previously expired, and a number of other companies are currently selling their own generic versions of the products. Our ability to achieve a profit may be significantly harmed as we have observed significant reductions in the market prices for these products as well. The patents for sumatriptan succinate injection, the generic version of Imitrex®, marketed by GlaxoSmithKline, for which we filed an ANDA with paragraph IV certification in October 2004, have not yet expired.

We may not be successful in establishing additional active pharmaceutical ingredient or finished dose generic drug supply relationships, which would limit our ability to grow our generic drug business.

Long-term success in the marketing of generic drugs depends in part upon our ability to maintain, expand and enhance our existing relationships and establish new sources of supply for active pharmaceutical ingredients (API) or for the manufacture of our finished dose generic drug products. We do not presently intend to focus our research and development efforts on developing active pharmaceutical ingredients or manufacturing of dosage form for generic drugs. In addition, we currently have no capacity to manufacture APIs or finished dose generic drug products and do not intend to spend our capital resources to develop the capacity to do so. Therefore, we must rely on relationships with API suppliers and other contract manufacturing organizations (CMOs) to supply our active pharmaceutical ingredients and finished dose generic drug products. We may not be successful in maintaining, expanding or enhancing our existing relationships or in securing new relationships with API suppliers or CMOs. If we fail to maintain or expand our existing relationships or secure new relationships, our ability to sustain and expand our generic drug business will be harmed.

Our supply of drug products will be dependent upon the production capabilities of contract manufacturing organizations (CMO’s) and component and packaging supply sources, which may limit our ability to meet demand for our products and ensure regulatory compliance.

We have no internal manufacturing capacity for our drug product candidates, and, therefore, we have entered into agreements with CMOs to supply us with active pharmaceutical ingredients and our finished dose drug products, subject to further agreement on pricing for particular drug products. Consequently, we will be dependent on our CMO partners for our supply of drug products. Some of these manufacturing facilities are located outside the United States. The manufacture of finished drug products, including the acquisition of compounds used in the manufacture of the finished drug product, may require considerable lead times. Further, with regard to our generic drug products, sales of a new generic drug product may be difficult to forecast. We will have little or no control over the production process. Accordingly, while we do not currently anticipate shortages of supply, there could arise circumstances in which market demand for a particular generic product could outstrip the ability of our supply source to timely manufacture and deliver the product, thereby causing us to lose sales.

Reliance on CMO’s entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance and adhering to FDA’s current Good Manufacturing Practices, or cGMP, requirements, the possible breach of the manufacturing agreement by the CMO because of factors beyond our control and the possibility of termination or non-renewal of the agreement by the CMO, based on its own business priorities, at a time that is costly or inconvenient for us. Before we can obtain marketing approval for our product candidates, our CMO facilities must pass an FDA pre-approval inspection. In order to obtain approval, all of the facility’s manufacturing methods, equipment and processes must comply with cGMP requirements. The cGMP requirements govern all areas of record keeping, production processes and controls, personnel and quality control. Any failure of our third party manufacturers or us to comply with applicable regulations, including an FDA pre-approval inspection and cGMP requirements, could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our products, delay, suspension or withdrawal of approvals, license revocation, seizures or recalls of product, operation restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.

GlaxoSmithKline filed suit in United States federal court asserting that we have infringed one of their patents for Imitrex® injection by filing our ANDA for sumatriptan injection, the generic form of Imitrex® injection. This challenge may prevent us from commercializing sumatriptan until after the patent has expired and may require us to incur the significant effort of technical and management personnel.

On February 18, 2005, GlaxoSmithKline, or GSK, filed suit in United States federal court to prevent us from proceeding with the commercialization of our generic form of sumatriptan injection. Since patent litigation has been initiated, the FDA will not approve our ANDA until the earlier of 30 months from GSK’s receipt of our notice of ANDA acceptance (the 30-month stay) or the issuance of a final non-appealed, or non-appealable court decision finding the Imitrex® patent we are currently challenging invalid, unenforceable or not infringed. If the patent is found to be infringed by the filing of our ANDA, GSK could seek an injunction to block the launch of our generic product until the patent expires. This might prohibit us from obtaining the 180-day marketing exclusivity afforded by the FDA to companies who are the first to file an ANDA with a paragraph IV certification for a generic equivalent to a brand name product. We believe we are the first to file an ANDA with a paragraph IV certification for sumatriptan injection.

During 2006, we made additional regulatory filings with the FDA, related to sumatriptan succinate injection, which may result in additional legal proceedings related to this litigation that may delay the litigation and/or delay our ability to launch our generic product.

Our continued defense against the charge of infringement by GSK could require us to divert significant effort of our technical and management personnel away from their regular activities in our business, which could substantially hinder our ability to conduct, advance and grow our business. However, through our strategic alliance with Par, Par has agreed to provide us with financial and legal support and therefore, the success of our defense is dependent on their efforts as well.

Risks Related to Our Industry

Rapid bio-technological advancement may render our drug candidates obsolete before we recover expenses incurred in connection with their development. As a result, our drug products may never become profitable.

The pharmaceutical industry is characterized by rapidly evolving biotechnology. Biotechnologies under development by other pharmaceutical companies could result in treatments for diseases and disorders for which we are developing our own treatments. Several other companies are engaged in research and development of compounds that are similar to our research. A competitor could develop a new biotechnology, product or therapy that has better efficacy, a more favorable side-effect profile or is more cost effective than one or more of our drug candidates and thereby cause our drug candidate to become commercially obsolete. Some of our drug candidates may become obsolete before we recover the expenses incurred in their development. As a result, such products may never become profitable.

Competition for patients in conducting clinical trials may prevent or delay product development and strain our limited financial resources.

Many pharmaceutical companies are conducting clinical trials in patients with the disease indications that our drug candidates target. As a result, we must compete with them for clinical sites, physicians and the limited number of patients who fulfill the stringent requirements for participation in clinical trials. Also, due to the confidential nature of clinical trials, we do not know how many of the eligible patients may be enrolled in competing studies and consequently not available to us. Our clinical trials may be delayed or terminated due to the inability to enroll enough patients to complete our clinical trials. Patient enrollment depends on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. The delay or inability to meet planned patient enrollment may result in increased costs and delays or termination of the trial, which could have a harmful effect on our ability to develop products.

The ability of branded competitors to successfully limit or delay competition for certain generic products through legislative, regulatory and litigation efforts, may limit our ability to generate revenue from the sale of our generic products.

In addition to competitive pressures related to price, we may face opposition from the producers of the branded versions of the generic drugs for which we obtain approval. Branded pharmaceutical companies have aggressively sought to prevent generic competition, including the extensive use of litigation. On February 18, 2005, GlaxoSmithKline filed suit in United States federal court to prevent us from proceeding with the commercialization of our generic version of Imitrex® injection which action formally initiates our challenge of one of the patents listed by GlaxoSmithKline in connection with Imitrex® injection. For information regarding the risks of this litigation, please see the risk factor below.

In addition, many branded pharmaceutical companies increasingly have used state and federal legislative and regulatory means to delay generic competition. These efforts have included:

•	pursuing new patents for existing products which may be granted just before the expiration of one patent, which could extend patent protection for a number of years or otherwise delay the launch of generics;

•	using the citizen petition process, a process by which any person can submit a petition to the Commissioner of the FDA to issue, amend or revoke a regulation or order or take or refrain from taking any other administrative action, to request amendments to FDA standards;

•	seeking changes to the United States Pharmacopoeia, an organization, which publishes industry, recognized compendia of drug standards;

•	attaching patent extension amendments to non-related federal legislation; and

•	obtaining regulatory approval of new dosage strengths, dosage forms and/or formulations to try and obtain regulatory exclusivities or move consumers away from the generic product.

Also, branded pharmaceutical companies are selling generic versions of their own branded drugs, or authorizing other companies to sell generic versions. This could hurt our ability to capture market share and generate profits, especially if we are granted 180 days marketing exclusivity for one of our generic drugs.

We may not be successful in obtaining regulatory approval to market and sell our proprietary or generic drug candidates.

Before our proprietary drug candidates can be marketed and sold, regulatory approval must be obtained from the FDA and comparable foreign regulatory agencies. We must demonstrate to the FDA and other regulatory authorities in the United States and abroad that our product candidates satisfy rigorous standards of safety and efficacy. We will need to conduct significant additional research, pre-clinical testing and clinical testing, before we can file applications with the FDA for approval of our product candidates. The process of obtaining FDA and other regulatory approvals is time consuming, expensive, and can be difficult to design and implement. The review and approval, or denial, process for an application can take years. The FDA, or comparable foreign regulatory agencies, may not timely, or ever, approve an application. Among the many possibilities, the FDA may require substantial additional testing or clinical trials or find our drug candidate is not sufficiently safe or effective in treating the targeted disease.

This could result in the denial or delay of product approval. Our product development costs will increase if we experience delays in testing or approvals. Further, a competitor may develop a competing drug or therapy that impairs or eliminates the commercial feasibility of our drug candidates.

In order to obtain approval for our generic drug candidates, we will need to scientifically demonstrate that our drug product is safe and bioequivalent to the innovator drug. The FDA may not agree that our safety and bioequivalence studies provide sufficient support for approval. This could result in denial or delay of FDA approval of our generic products. Generic drugs generally have a relatively short window in which they can be profitable before other manufacturers introduce competing products that impose downward pressure on prices and reduce market share for other versions of the generic drug. Consequently, delays in obtaining FDA approval may also significantly impair our ability to compete.

Our failure to comply with governmental regulations may delay or prevent approval of our product candidates and/or subject us to penalties.

The FDA and comparable agencies in foreign countries impose many requirements on the introduction of new drugs through lengthy and detailed clinical testing and data collection procedures, and other costly and time consuming compliance procedures. If partners, our contract research organizations, or we fail to comply with the regulations applicable to our clinical testing, the FDA may delay, suspend or cancel our clinical trials, or the FDA might not accept the test results. The FDA, an institutional review board at our clinical trial sites, our third party investigators, any comparable regulatory agency in another country, or we, may suspend clinical trials at any time if the trials expose subjects participating in such trials to unacceptable health risks. Further, human clinical testing may not show any current or future product candidate to be safe and effective to the satisfaction of the FDA or comparable regulatory agencies or the data derived from the clinical tests may be unsuitable for submission to the FDA or other regulatory agencies.

Once we submit a drug candidate for commercial sale approval, the FDA or other regulatory agencies may not issue their approvals on a timely basis, if at all. If we are delayed or fail to obtain these approvals, our business and prospects may be significantly damaged. Even if we obtain regulatory approval for our product candidates, we, our partners, our manufacturers, and other contract entities will continue to be subject to extensive requirements by a number of national, foreign, state and local agencies. These regulations will impact many aspects of our operations, including testing, research and development, manufacturing, safety, effectiveness, labeling, storage, quality control, adverse event reporting, record keeping, approval, advertising and promotion of our future products. Failure to comply with applicable regulatory requirements could, among other things, result in:

•	fines;

•	changes in advertising;

•	revocation or suspension of regulatory approvals of products;

•	product recalls or seizures;

•	delays, interruption, or suspension of product distribution, marketing and sale;

•	civil or criminal sanctions; and/or

•	refusals to approve new products.

The discovery of previously unknown problems with drug products approved to go to market may raise costs or prevent us from marketing such product.

The later discovery of previously unknown problems with our products may result in restrictions of the product, including withdrawal from manufacture. In addition, the FDA may revisit and change its prior determinations with regard to the safety and efficacy of our future products. If the FDA’s position changes, we may be required to change our labeling or to cease manufacture and marketing of the challenged products. Even prior to any formal regulatory action, we could voluntarily decide to cease the distribution and sale or recall any of our future products if concerns about their safety or effectiveness develop.

Our failure to comply with advertising regulations enforced by the FDA and the Federal Trade Commission may subject us to sanctions, damage our reputation and adversely affect our business condition.

In their regulation of advertising, the FDA and the Federal Trade Commission from time to time issue correspondence alleging that some advertising or promotional practices are false, misleading or deceptive. The FDA has the power to impose a wide array of sanctions on companies for such advertising practices, and the receipt of correspondence from the FDA alleging these practices could result in any of the following:

•	incurring substantial expenses, including fines, penalties, legal fees and costs to comply with the FDA’s requirements;

•	changes in the methods of marketing and selling products;

•	taking FDA-mandated corrective action, which may include placing advertisements or sending letters to physicians, rescinding previous advertisements or promotions; and/or

•	disruption in the distribution of products and loss of sales until compliance with the FDA’s position is obtained.

If we were to become subject to any of the above requirements, it could be damaging to our reputation, and our business condition could be adversely affected.

Physicians may prescribe pharmaceutical products for uses that are not described in a product’s labeling or differ from those tested by us and approved by the FDA. While such “off-label” uses are common and the FDA does not regulate physicians’ choice of treatments, the FDA does restrict a manufacturer’s communications on the subject of off-label use. Companies cannot actively promote FDA-approved pharmaceutical products for off-label uses, but they may disseminate to physicians articles published in peer-reviewed journals. If our promotional activities fail to comply with the FDA’s regulations or guidelines, we may be subject to warnings from, or enforcement action by, the FDA.

Legislative or regulatory reform of the healthcare system and pharmaceutical industry may hurt our ability to sell our products profitably or at all.

In both the United States and certain foreign jurisdictions, there have been and may continue to be a number of legislative and regulatory proposals to change the healthcare system and pharmaceutical industry in ways that could impact upon our ability to sell our products profitably. Sales of our products depend in part on the availability of reimbursement from third party payers such as government health administration authorities, private health insurers, health maintenance organizations including pharmacy benefit managers and other health care-related organizations. Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation, rules and regulations designed to contain or reduce the cost of health care, including, the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the Medicare Modernization Act, was recently enacted. This legislation provides a new Medicare prescription drug benefit beginning in 2006 and mandates other reforms. Also, the passage of the Medicare Modernization Act reduces reimbursement for certain drugs used in the treatment of cancer. The new benefit, which will be managed by private health insurers, pharmacy benefit managers and other managed care organizations, may result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. This could harm our ability to market our products and generate revenues.

It is possible that other proposals will be adopted or existing regulations that affect the price of pharmaceutical and other medical products may also change before any of our products are approved for marketing. Cost control initiatives could decrease the price that we receive for any of our products we are developing. In addition, third party payers are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved pharmaceutical products. Our products may not be considered cost effective, or adequate third party reimbursement may not be available to enable us to maintain price levels sufficient to realize a return on our investments.

In addition, new court decisions, FDA interpretations, and legislative changes have modified the rules governing eligibility for and the timing of 180-day market exclusivity periods, a period of marketing exclusivity that the FDA may grant to an ANDA applicant who is the first to file a legal challenge to patents of branded drugs. We believe we were the first to file an ANDA for sumatriptan succinate injection, the generic form of GlaxoSmithKline’s Imitrex® injection, and are currently in litigation with GlaxoSmithKline regarding the patent that covers this product. However, it is difficult to predict the effects such changes may have on our business or our current case. Any changes in FDA regulations, procedures, or interpretations may make ANDA approvals of generic drugs more difficult or otherwise limit the benefits available to us through the granting of 180-day marketing exclusivity. If we are not able to exploit the 180-day exclusivity period for our sumatriptan succinate injection ANDA or one of our generic product candidates that we were first to file, for any reason, our product may not gain market share, which could materially adversely affect our results of operations.

As part of the Medicare Modernization Act, companies are now required to file with the Federal Trade Commission and the Department of Justice certain types of agreements entered into between branded and generic pharmaceutical companies related to the manufacture, marketing and sale of generic versions of branded drugs. This new requirement could affect the manner in which generic drug manufacturers resolve intellectual property litigation and other disputes with branded pharmaceutical companies, and could result generally in an increase in private-party litigation against pharmaceutical companies. The impact of this new requirement, and the potential private-party lawsuits associated with arrangements between brand name and generic drug manufacturers, is uncertain and could adversely affect our business.

Additional government regulations, legislation, or policies may be enacted which could prevent or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of adverse government action that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we might not be permitted to market our products and our business could suffer.

Our corporate compliance program may not ensure that we are in compliance with all applicable “fraud and abuse” laws and regulations, and a failure to comply with such regulations or prevail in litigation related to noncompliance could harm our business.

Pharmaceutical and biotechnology companies have faced lawsuits and investigations pertaining to violations of health care “fraud and abuse” laws, such as the federal false claims act, the federal anti-kickback statute, and other state and federal laws and regulations. While we have developed and implemented a corporate compliance program based upon what we believe are the relevant current best practices, we cannot guarantee that this program will protect us from future lawsuits or investigations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

If we are unable to adequately protect our technology or enforce our patent rights, our business could suffer.

Our success with proprietary products that we develop will depend, in part, on our ability to obtain and maintain patent protection for these products. We currently have a number of United States and foreign patents issued and pending, however, we primarily rely on patent rights licensed from others. These patents generally give us the right and/or obligation to maintain and enforce the subject patents. We cannot be sure that we will receive patents for any of our pending patent applications or any patent applications we may file in the future. If our pending and future patent applications are not approved or, if approved, if such patents and the patents we have licensed are not upheld in a court of law, our ability to competitively exploit our proprietary products would be substantially harmed. Also, such patents may or may not provide competitive advantages for their respective products or they may be challenged or circumvented by our competitors, in which case our ability to commercially exploit these products may be diminished.

We also rely on trade secret protection and contractual protections for our unpatented, confidential and proprietary technology. Trade secrets are difficult to protect. While we enter into proprietary information agreements with our employees, consultants and others, these agreements may not successfully protect our trade secrets or other confidential and proprietary information. It is possible that these agreements will be breached, or that they will not be enforceable in every instance, and that we will not have adequate remedies for any such breach. It is also possible that our trade secrets will become known or independently developed by our competitors.

If we are unable to adequately protect our technology, trade secrets or proprietary know-how, or enforce our patents, our business, financial condition and prospects could suffer.

Intellectual property rights are complex and uncertain and therefore may subject us to infringement claims.

The patent positions related to our proprietary and generic drug candidates are inherently uncertain and involve complex legal and factual issues. Although we are not aware of any infringement by any of our drug candidates on the rights of any third party, there may be third party patents or other intellectual property rights relevant to our drug candidates of which we are not aware. Third parties may assert patent or other intellectual property infringement claims against us with respect to our proprietary drug candidates or our generic drug products. This could draw us into costly litigation as well as result in the loss of our use of the intellectual property that is critical to our business strategy.

Intellectual property litigation is increasingly common and increasingly expensive and may result in restrictions on our business and substantial costs, even if we prevail.

Patent and other intellectual property litigation is becoming more common in the pharmaceutical industry. Litigation is sometimes necessary to defend against or assert claims of infringement, to enforce our patent rights, including those we have licensed from others, to protect trade secrets or to determine the scope and validity of proprietary rights of third parties. Other than the lawsuit filed against us by GlaxoSmithKline related to our ANDA for sumatriptan injection, currently no third party has asserted that we are infringing upon their patent rights or other intellectual property, nor are we aware or believe that we are infringing upon any third party’s patent rights or other intellectual property. We may, however, be infringing upon a third party’s patent rights or other intellectual property, and litigation asserting such claims might be initiated in which we would not prevail or we would not be able to obtain the necessary licenses on reasonable terms, if at all. All such litigation, whether meritorious or not, as well as litigation initiated by us against third parties, is time consuming and very expensive to defend or prosecute and to resolve. In addition, if we infringe the intellectual property rights of others, we could lose our right to develop, manufacture or sell our products or could be required to pay monetary damages or royalties to license proprietary rights from third parties. An adverse determination in a judicial or administrative proceeding or a failure to obtain necessary licenses could prevent us from manufacturing or selling our products, which could harm our business, financial condition and prospects.

If our competitors prepare and file patent applications in the United States that claim technology we also claim, we may have to participate in interference proceedings required by the Patent and Trademark Office to determine priority of invention, which could result in substantial costs, even if we ultimately prevail. Results of interference proceedings are highly unpredictable and may result in us having to try to obtain licenses in order to continue to develop or market certain of our drug candidates.

We may be subject to product liability claims, and may not have sufficient product liability insurance to cover any such claims, which may expose us to substantial liabilities.

We may be exposed to product liability claims from patients who participate in our clinical trials or from consumers of our products. Although we currently carry product liability insurance in the amount of at least $10 million in the aggregate, it is possible that this coverage will be insufficient to protect us from future claims.

Further, we may not be able to maintain our existing insurance or obtain or maintain additional insurance on acceptable terms for our clinical and commercial activities or that such additional insurance would be sufficient to cover any potential product liability claim or recall. Failure to maintain sufficient insurance coverage could have a material adverse effect on our business, prospects and results of operations if claims are made that exceed our coverage.

The use of hazardous materials in our research and development efforts imposes certain compliance costs on us and may subject us to liability for claims arising from the use or misuse of these materials.

Our research and development efforts involved and currently involves the use of hazardous materials. We are subject to federal, state and local laws and regulations governing the storage, use and disposal of these materials and some waste products. We believe that our safety procedures for the storage, use and disposal of these materials comply with the standards prescribed by federal, state and local regulations. However, we cannot completely eliminate the risk of accidental contamination or injury from these materials. If there were to be an accident, we could be held liable for any damages that result, which could exceed our financial resources. We currently maintain insurance coverage for injuries resulting from the hazardous materials we use, and for pollution clean up and removal; however, future claims may exceed the amount of our coverage. Currently the costs of complying with federal, state and local regulations are not significant, and consist primarily of waste disposal expenses.

Risks Related to Our Stock

There are a substantial number of shares of our common stock eligible for future sale in the public market. The sale of these shares could cause the market price of our common stock to fall. Any future equity issuances by us may have dilutive and other effects on our existing stockholders.

As of August 14, 2006, there were approximately 24 million shares of our common stock outstanding, and in addition, security holders held restricted stock, options, warrants and preferred stock which, if vested, exercised or converted, would obligate us to issue up to approximately 15 million additional shares of common stock. However, we will receive over $80 million from the issuance of all the shares of common stock upon exercise of all of the option and warrants. A substantial number of those shares, when we issue them upon vesting, conversion or exercise, will be available for immediate resale in the public market. In addition, we have filed a shelf registration statement that allows us to sell up to $100 million of our securities in which approximately $32 million remains available for issuance, some or all of which may be shares of our common stock or securities convertible into or exercisable for shares of our common stock, and all of which would be available for resale in the market. If we were to sell the remaining $32 million available under the registration statement as common stock at a price approximately equal to the current market price of our common stock, we would issue approximately 9 million new shares of our common stock. The market price of our common stock could fall as a result of resales of any of these shares of common stock due to the increased number of shares available for sale in the market.

We have financed our operations, and we anticipate that we will have to finance a large portion of our operating cash requirements, primarily by issuing and selling our common stock or securities convertible into or exercisable for shares of our common stock. Any issuances by us of equity securities may be at or below the prevailing market price of our common stock and may have a dilutive impact on our other stockholders. These issuances would also cause our net income, if any, per share to decrease or our loss per share to decrease in future periods. As a result, the market price of our common stock could drop.

The market price and volume of our common stock fluctuate significantly and could result in substantial losses for individual investors.

The stock market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may cause the market price and volume of our common stock to decrease. In addition, the market price and volume of our common stock is highly volatile. Factors that may cause the market price and volume of our common stock to decrease include fluctuations in our results of operations, timing and announcements of our bio-technological innovations or new products or those of our competitors, FDA and foreign regulatory actions, developments with respect to patents and proprietary rights, public concern as to the safety of products developed by us or others, changes in health care policy in the United States and in foreign countries, changes in stock market analyst recommendations regarding our common stock, the pharmaceutical industry generally and general market conditions. In addition, the market price and volume of our common stock may decrease if our results of operations fail to meet the expectations of stock market analysts and investors. Also, certain dilutive securities such as warrants can be used as hedging tools which may increase volatility in our stock and cause a price decline. While a decrease in market price could result in direct economic loss for an individual investor, low trading volume could limit an individual investor’s ability to sell our common stock, which could result in substantial economic loss as well. During 2005, the price of our common stock ranged between $3.51 and $7.50, and the daily trading volume was as high as 1,368,400 shares and as low as 16,700 shares. During 2006 through August 18, 2006, the price of our common stock has ranged between $3.36 and $5.69, and the daily trading volume has been as high as 1,343,800 shares and as low as 24,300 shares.

Provisions of our charter, bylaws and stockholder rights plan may make it more difficult for someone to acquire control of us or replace current management even if doing so would benefit our stockholders, which may lower the price an acquirer or investor would pay for our stock.

Provisions of our certificate of incorporation, as amended, and bylaws may make it more difficult for someone to acquire control of us or replace our current management. These provisions include:

•	the ability of our board of directors to amend our bylaws without stockholder approval;

•	the inability of stockholders to call special meetings;

•	the ability of members of the board of directors to fill vacancies on the board of directors;

•	the inability of stockholders to act by written consent, unless such consent is unanimous; and

•	the establishment of advance notice requirements for nomination for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

These provisions may make it more difficult for stockholders to take certain corporate actions and could delay, discourage or prevent someone from acquiring our business or replacing our current management, even if doing so would benefit our stockholders. These provisions could limit the price that certain investors might be willing to pay for shares of our common stock.

In December 2000, we adopted a stockholder rights plan pursuant to which we distributed rights to purchase units of our series B junior participating preferred stock. The rights become exercisable upon the earlier of ten days after a person or group of affiliated or associated persons has acquired 20% or more of the outstanding shares of our common stock or ten business days after a tender offer has commenced that would result in a person or group beneficially owning 20% or more of our outstanding common stock. These rights could delay or discourage someone from acquiring our business, even if doing so would benefit our stockholders. We currently have no stockholders who own 20% or more of the outstanding shares of our common stock.

We do not anticipate declaring any cash dividends on our common stock.

We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and any earnings for use in the operation and expansion of our business.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding our future product development activities and costs, the revenue potential (licensing, royalty and sales) of our product candidates, the safety and efficacy of our drug products, the timing and likelihood of achieving development milestones and product revenues, the sufficiency of our capital resources, and other statements containing forward-looking words, such as, “believes,” “may,” “could,” “will,” “expects,” “intends,” “estimates,” “anticipates,” “plans,” “seeks,” or “continues.” Such forward-looking statements are based on the beliefs of the Company’s management as well as assumptions made by and information currently available to the Company’s management. Readers should not put undue reliance on these forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified; therefore, our actual results may differ materially from those described in any forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below, including under “Risk Factors”. These factors include, but are not limited to:

•	our ability to successfully develop, obtain regulatory approvals for and market our products;

•	our ability to generate and maintain sufficient cash resources to fund in our business;

•	our ability to enter into strategic alliances with partners for manufacturing, development and commercialization;

•	our ability to identify new product candidates;

•	the timing or results of pending or future clinical trials;

•	competition in the marketplace for our generic drugs;

•	actions by the FDA and other regulatory agencies;

•	demand and market acceptance for our approved products; and

•	the effect of changing economic conditions.

We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent that we are required to do so by law. We also may make additional disclosures in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that we may file from time to time with the SEC. Please also note that we provide a cautionary discussion of risks and uncertainties under the section entitled “Item 1A - Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us.

USE OF PROCEEDS

The proceeds from the sale of shares of common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

DILUTION

The net tangible book value of our common stock on June 30, 2006 was approximately $47 million, or approximately $1.92 per share. Net tangible book value per share represents the amount of our total tangible assets, less our total liabilities and the aggregate liquidation preference of our preferred stock outstanding, divided by the total number of shares of our common stock outstanding. The number of shares of our common stock outstanding may be increased by shares issued upon conversion of preferred stock, payment of dividends, exercise of warrants or exercise of options, and, to the extent warrants and options are exercised for cash, the net tangible book value of our common stock may increase. Since we will not receive any of the proceeds from the sale of common stock sold by the selling stockholders under this prospectus, the net tangible book value of our common stock will not be increased as a result of such sales, nor will the number of shares outstanding be affected by such sales. If the warrant was exercised for cash to purchase the 120,000 shares of our common stock underlying it, which are included in this registration statement, the net tangible book value of our common stock would be approximately $48 million, or approximately $1.94 per share, excluding the effect of any other transactions occurring after June 30, 2006. However, any dilution to new investors will represent the difference between the amount per share paid by purchasers of shares of our common stock from the selling stockholders in this offering and the net tangible book value per share of our common stock at the time of the purchase.

PLAN OF DISTRIBUTION

The selling stockholders may sell shares of our common stock described in this prospectus and any accompanying prospectus supplement, from time to time in one or more transactions as follows:

•	to purchasers directly;

•	to underwriters for public offering and sale by them;

•	through agents;

•	through dealers; or

•	through a combination of any of the foregoing methods of sale.

The selling stockholders may distribute the securities from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to such prevailing market prices; or

•	negotiated prices.

Direct Sales

The selling stockholders may sell the securities directly to institutional investors or others. A prospectus supplement will describe the terms of any sale of securities the selling stockholders are offering hereunder.

To Underwriters

The applicable prospectus supplement will name any underwriter involved in a sale of securities. Underwriters may offer and sell securities at a fixed price or prices, which may be changed, or from time to time at market prices or at negotiated prices. Underwriters may be deemed to have received compensation from the selling stockholders from sales of securities in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent.

Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

Unless otherwise provided in a prospectus supplement, the obligations of any underwriters to purchase securities or any series of securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such securities if any are purchased.

Through Agents and Dealers

The selling stockholders will name any agent involved in a sale of securities, as well as any commissions payable by us to such agent, in a prospectus supplement. Unless we indicate differently in the prospectus supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

The selling stockholders utilize a dealer in the sale of the securities being offered pursuant to this prospectus, the securities will be sold to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

Delayed Delivery Contracts

If specified in the applicable prospectus supplement, the selling stockholders will authorize underwriters, dealers and agents to solicit offers by certain institutions to purchase securities pursuant to contracts providing for payment and delivery on future dates. Such contracts will be subject to only those conditions set forth in the applicable prospectus supplement.

The underwriters, dealers and agents will not be responsible for the validity or performance of the contracts. The selling stockholders will set forth in the prospectus supplement relating to the contracts the price to be paid for the securities, the commissions payable for solicitation of the contracts and the date in the future for delivery of the securities.

General Information

Underwriters, dealers and agents participating in a sale of the securities may be deemed to be underwriters as defined in the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act. The selling stockholders may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, and to reimburse them for certain expenses.

Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us or our affiliates in the ordinary course of business.

To facilitate our offering of securities, certain persons participating in our offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in an offering of more securities than were sold to them. In these circumstances, these persons would cover the over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

DESCRIPTION OF COMMON STOCK

The following summary of term of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our Charter and Bylaws, copies of which are on file with the Commission. See “Where You Can Find More Information.”

We have authority to issue 100,000,000 shares of common stock, $0.001 par value per share. As of August 14, 2006, we had 24,485,369 shares of common stock outstanding, held of record by approximately 379 stockholders.

Terms

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their shares alone. Our Board of Directors currently consists of six directors, each of whom is elected annually.

No dividend on our common stock may be paid unless, at the time of such payment, all accrued dividends on our Series D 8% Cumulative Convertible Voting Preferred Stock have been paid, and we have on hand cash and other liquid assets sufficient to pay in full, in cash, the liquidation preference that would be payable to the holders of the preferred stock, as if such liquidation preference were then payable. Subject to this preference and the preferences that may be applicable to the holders of any other class of our preferred stock, if any, the holders of our common stock are entitled to receive ratably such lawful dividends as may be declared by the Board of Directors.

In the event of liquidation, dissolution or winding up of Spectrum, before any distribution of our assets shall be made to or set apart for the holders of our common stock, the holders of our Series D 8% Cumulative Convertible Voting Preferred Stock and our Series E Convertible Voting Preferred Stock shall be entitled to receive payment out of our assets in an amount equal to the liquidation preference set forth in the Certificate of Designations for the preferred stock. If the assets available for distribution to stockholders exceed the aggregate amount of the liquidation preference with respect to all shares of the preferred stock then outstanding, then the holders of our common stock shall be entitled to receive, subject to the rights of the holders of any other class of our preferred stock, if any, pro rata all of our remaining assets available for distribution to our stockholders.

Our common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of our common stock are fully paid and nonassessable. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Stockholder Rights Plan

On December 13, 2000, we adopted a Stockholder Rights Plan pursuant to which we have distributed rights to purchase units of our Series B Junior Participating Preferred Stock. The rights become exercisable upon the earlier of ten days after a person or group of affiliated or associated persons has acquired 20% or more of the outstanding shares of our common stock or ten business days after a tender offer has commenced that would result in a person or group beneficially owning 20% or more of our outstanding common stock, other than pursuant to a transaction approved in advance by our Board of Directors. The description and terms of the rights are set forth in a Rights Agreement between us and U.S. Stock Transfer Corporation, as rights agent, filed with the SEC on December 26, 2000, as Exhibit 4.1 to our Form 8-A, as amended by Amendment No. 1 dated July 23, 2003, filed with the SEC on August 14, 2003, as Exhibit 4.1 to our Form 10-Q for the period ended June 30, 2003, by Amendments No. 2 and No. 3 each dated May 10, 2004, filed with the SEC on May 17, 2004, as Exhibit 4.1 and Exhibit 4.2, respectively, to our Form 10-Q for the period ended March 31, 2004 and as amended by Amendment No. 4 dated July 7, 2006, filed with the SEC on July 12, 2006, as Exhibit 4.1 to our Form 8-K.

Certain Provisions of Delaware Law and of the Company’s Charter and Bylaws

The following paragraphs summarize certain provisions of the Delaware General Corporation Law and the Company’s Charter and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and to the Company’s Charter and Bylaws, copies of which are on file with the Commission. See “Where You Can Find More Information.”

Our Certificate of Incorporation and Bylaws contain provisions that, together with the ownership position of the officers, directors and their affiliates, could discourage potential takeover attempts and make it more difficult for stockholders to change management, which could adversely affect the market price of our common stock.

Our Certificate of Incorporation limits the extent to which our directors are personally liable to Spectrum and our stockholders, to the fullest extent permitted by the Delaware General Corporation Law, or DGCL. The inclusion of this provision in our Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care.

Our Bylaws provide that special meetings of stockholders can be called only by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer. Stockholders are not permitted to call a special meeting and cannot require the Board of Directors to call a special meeting. There is no right of stockholders to act by written consent without a meeting, unless the consent is unanimous. Any vacancy on the Board of Directors resulting from death, resignation, removal or otherwise or newly created directorships may be filled only by vote of the majority of directors then in office, or by a sole remaining director. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, except for nominations made by or at the direction of the board of directors or a committee of the board. Our Bylaws also provide for a classified board. See “Terms” above.

We are subject to the “business combination” statute of the DGCL, an anti-takeover law enacted in 1988. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder,” for a period of three years after the date of the transaction in which a person became an “interested stockholder,” unless:

•	prior to such date the board of directors of the corporation approved either the “business combination” or the transaction which resulted in the stockholder becoming an “interested stockholder,”

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

•	at or subsequent to such time the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of a least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

A “business combination” includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the “interested stockholders.” An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock. Although Section 203 permits us to elect not to be governed by its provisions, we have not made this election. As a result of the application of Section 203, potential acquirers of Spectrum may be discouraged from attempting to effect an acquisition transaction with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation.

DESCRIPTION OF COMMON STOCK WARRANT

The following summary of terms of our common stock warrant does not purport to be complete and is subject to and qualified in its entirety by reference to our Charter and Bylaws, copies of which are on file with the Commission. See “Where You Can Find More Information.”

As of August 14, 2006, we had outstanding warrants to purchase up to 9.9 million shares of our common stock, held of record by approximately 105 holders, all of which were immediately exercisable. We typically issue warrants to purchase shares of our common stock to investors as part of a financing transaction, or in connection with services rendered by placement agents and outside consultants. Our outstanding warrants expire at varying dates through September 2013.

This prospectus relates in part to the issuance of up to 120,000 shares of our common stock upon exercise of a warrant that was granted to a consultant on September 20, 2005. The warrant has an exercise price of $5.13 per share, the fair market value of our stock on the date of grant, and will vest and become exercisable in accordance with the following schedule: (i) 20,000 shares upon the first anniversary of the grant date of the warrant, (ii) 40,000 shares upon the second anniversary of the grant date of the warrant, and (iii) 60,000 shares upon the third anniversary of the grant date of the warrant, subject to a consulting agreement being in effect at the time of vesting.

The warrant will expire if not exercised within eight years of its date of issuance. The shares of our common stock underlying the warrant, when issued upon exercise of the warrant, will be fully paid and nonassessable, and we will pay any documentary stamp taxes incurred as a result of the issuance of the underlying common stock except for any tax payable in respect of any transfer in a name other than the holders. The holder will be responsible for all other tax liability that may arise as a result of holding or transferring the warrant or receiving the shares underlying the warrant.

The warrant contains provisions that protect the holder against dilution by adjustment of the exercise price and the number of shares issuable. Such adjustments will occur in the event, among others, of a:

•	merger;

•	stock split or reverse stock split;

•	stock dividend;

•	sale or transfer of all or substantially all of our assets; or

•	recapitalization.

In the event of a merger, consolidation, capital reorganization, recapitalization, compulsory share exchange or sale or transfer of all or substantially all of our assets pursuant to which our common stock is converted into other securities, cash or property, then the holder will have the right to exercise the warrant only with respect to those securities, cash or property, receivable upon or deemed to be held by holders of our common stock following such event and the holder will be entitled to receive such amount of the new securities or property equal to the amount of the common stock that would have been underlying the warrant had the holder exercised the warrant immediately before such event.

We are not required to issue fractional shares upon the exercise of the warrant. The holder of the warrant will not possess any rights as a stockholder of Spectrum Pharmaceuticals until such holder exercises the warrant.

The warrant may be exercised upon surrender of the warrant on or before the expiration date of the warrant at our offices with the Form of Election to Purchase attached to the warrant completed and executed as indicated, accompanied by payment of the exercise price in immediately available funds, by certified or bank draft or by wire transfer to an account designated by us, for the number of shares with respect to which the warrant is being exercised. We will promptly deliver certificates representing the purchased shares to the registered holder of the warrant, registered in the name specified in the Form of Election to Purchase.

The warrant may not be transferred or assigned without our consent except in certain limited circumstances. We shall register the transfer or assignment of any portion of a warrant in the warrant register upon surrender of the warrant at our offices with the Form of Assignment attached to the warrant completed and executed as indicated. Upon any such transfer or assignment, a new warrant evidencing the portion transferred shall be issued to the transferee, and a new warrant evidencing the remaining portion not transferred shall be issued to the transferor. Each warrant is exchangeable, upon surrender of the warrant at our offices, for one or more new warrants, evidencing in the aggregate the right to purchase the number of shares of our common stock which may then be purchased pursuant to the warrant.

For the life of the warrant, the holder of the warrant has the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership of the shares of the underlying common stock. The warrant holder may be expected to exercise the warrant at a time when we would, in all likelihood, be able to obtain any needed capital by an offering of our common stock on terms more favorable than those provided for by the warrant. Furthermore, the terms on which we obtain additional capital during the life of the warrant may be adversely affected.

The warrant will not be listed on any exchange or quotation system. We will act as warrant agent under the warrant.

SELLING STOCKHOLDERS

The following table sets forth information relating to the selling stockholders’ beneficial ownership of our common stock. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling stockholders. The percentage ownership data is based on 24,485,369 shares of our common stock issued and outstanding as of August 14, 2006.

The shares of common stock covered by this prospectus may be sold by a selling stockholder, by those persons or entities to whom it transfers, donates, devises, pledges or distributes its shares or by other successors in interest. We are registering the shares of our common stock for resale by the selling stockholders defined below. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time.

Name	Shares of Common Stock Beneficially Owned Before Offering			Number of Shares of Common Stock Offered Hereby	Shares of Common Stock Beneficially Owned Following the Offering(1)
	Number		% of Class		Number	% of Class
Targent LLC (2)	200,000		*	200,000	—	*
John T. Moore (3)	190,000	(4)	*	120,000	190,000	*

*	less than 1%.

(1)	Assumes the sale by the selling stockholder of all of the shares of common stock available for resale under this Prospectus.

(2)	We issued 600,000 shares of common stock to Targent Inc. and its stockholders in connection with our acquisition of all of the oncology drug assets of Targent. Following completion of the acquisition, Targent Inc. converted to a limited liability company and changed its name to Targent LLC. Pursuant to a registration rights agreement, we have agreed to register one-third (200,000) of these shares for resale. In addition to the 600,000 shares Targent received upon the closing of the acquisition, Targent is eligible to receive additional contingent consideration, in the form of the Company’s common stock and/or cash (cash may be paid at the Company’s option for certain milestones), upon the achievement of certain regulatory and sales milestones. Pursuant to the registration rights agreement, the registration statement of which this prospectus forms a part also includes up to one-third of any additional shares of common stock that may be issued upon achievement of those milestones. Other than in respect of the asset purchase agreement relating to the acquisition and transactions contemplated thereby, there are no material relationships between the Company and Targent.

(3)	We are registering 120,000 shares of common stock issuable upon the exercise of a warrant that was granted to Mr. Moore for his services as an investor relations consultant to the Company. The first 20,000 shares underlying this warrant vest in September 2006. The warrant for which the underlying shares of common stock issuable upon exercise of the warrant are being registered is more fully described above under Description of Common Stock Warrant. Mr. Moore has been an investor relations consultant to the Company for three years.

(4)	The amount includes 130,000 shares issuable upon exercise of another warrant and 60,000 shares of common stock, but the amount does not include the 120,000 shares of common stock, issuable upon exercise of a warrant, that are being registered hereunder because the first vesting does not occur until September 2006.

VALIDITY OF SECURITIES

Latham & Watkins LLP, Costa Mesa, California, will pass on the validity of the securities offered by this prospectus.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2005, December 31, 2004 and December 31, 2003 and for each of the three years in the period ended December 31, 2005, incorporated by reference in this registration statement have been audited by Kelly & Company, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

LIMITATION ON LIABILITY AND DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR

SECURITIES ACT LIABILITIES

Our bylaws provide for indemnification of our directors and officers to the fullest extent permitted by law. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or controlling persons of the Company pursuant to the Company’s Certificate of Incorporation, as amended, bylaws and the Delaware General Corporation Law, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all the securities are sold:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 15, 2006;

•	Our quarterly reports on Form 10-Q for the quarter ended March 31, 2005, filed on May 8, 2006 and for the quarter ended June 30, 2006, filed on August 8, 2006;

•	Our current reports on Form 8-K filed on January 5, 2006, January 23, 2006, February 28, 2006, March 20, 2006, April 26, 2006, May 30, 2006 and July 12, 2006;

•	The description of our common stock contained in the Registration of Securities of Certain Successor Issuers filed pursuant to Section 12(g) of the Exchange Act on Form 8-B on June 27, 1997, including any amendment or reports filed for the purpose of updating such description; and

•	The description of our Rights to Purchase Series B Junior Participating Preferred Stock contained in the Registration of Certain Classes of Securities filed pursuant to Section 12(g) of the Exchange Act on Form 8-A on December 26, 2000, including any amendment or reports filed for the purpose of updating such description.

You can request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Spectrum Pharmaceuticals, Inc.

Attn: Investor Relations

157 Technology Drive

Irvine, California 92618

(949) 788-6700

You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.

This prospectus is part of a registration statement we filed with the SEC (Registration No. 333-135029). That registration statement and the exhibits filed along with the registration statement contain more information about the shares sold by the selling stockholders. Because information about contracts referred to in this prospectus is not always complete, you should read the full contracts which are filed as exhibits to the registration statement. You may read and copy the full registration statement and its exhibits at the SEC’s public reference rooms or their web site.

SPECTRUM PHARMACEUTICALS, INC.

1,550,134 SHARES

OF COMMON STOCK

120,000 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF A WARRANT

PROSPECTUS

August 21, 2006